SAMSUNG
ELECTRONICS

06019059

RECEIVED

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

December 4, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

Hyo Jung Lim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) hj4.lim@samsung.com

12/13

SAMSUNG
ELECTRONICS

Change in Shareholding by BOD Member

On November 17, 2006, Vice Chairman & CEO Jong Yong-Yun exercised his stock options, increasing his shareholdings in Samsung Electronics by 27,774 shares (strike price of KRW 197,100 per share).

Then, between November 24 and 27, 2006, he sold a total of 17,774 shares on the open market, bringing his holdings in Samsung Electronics to 46,300 common shares.

82-03109

PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.

Interim Financial Statements

September 30, 2006 and 2005

SAMIL PRICEWATERHOUSECOOPERS

PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.

Interim Financial Statements

September 30, 2006 and 2005

SAMIL PRICEWATERHOUSECOOPERS

Samil PricewaterhouseCoopers

A member firm of
PRICEWATERHOUSECOOPERS

www.samil.com
Kukje Center Building
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Accountants

To the Board of Directors and Shareholders of
Samsung Electronics Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of Samsung Electronics Co., Ltd. (the "Company") as of September 30, 2006, and the related non-consolidated statements of income and cash flows for the three-month and nine-month periods ended September 30, 2006 and 2005, expressed in Korean won. These interim financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

Samil PricewaterhouseCoopers

We have audited the non-consolidated balance sheet of Samsung Electronics Co., Ltd. as of December 31, 2005, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those non-consolidated financial statements in our report dated January 27, 2006. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2005, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2005.

As discussed in Note 14 to the accompanying non-consolidated financial statements, the Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd. (the "Shares"), which were previously transferred to the Creditors in connection with the petition for court receivership of SMI. The Shares were to be disposed of by December 31, 2000, and if the sales proceeds fell short of ₩2,450 billion (the "Shortfall"), the Company and the Affiliates agreed to compensate the Creditors for the Shortfall by other means, including participating in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450 billion were to be distributed to the Company and the Affiliates. In the event of non-performance to this agreement, default interest on the Shortfall was agreed to be paid to the Creditors by the Company and the Affiliates.

As of the balance sheet date, the sale of the Shares have not been completed and on December 9, 2005, the Creditors filed a civil action against Mr. Kun-Hee Lee, the chairman of the Company, the Company and 27 of the remaining Affiliates, in connection with this agreement. The Creditors are claiming from Mr. Kun-Hee Lee, the Company and 27 of the Affiliates the agreed sales proceeds amount of ₩2,450 billion together with interest of 6% per annum from January 1, 2001, until the date the Company was served with court process and 20% per annum thereafter until settlement.

In addition, the Creditors are claiming from the Company and 27 of the Affiliates damages resulting from delays amounting to ₩2,287.9 billion (the "Damages"), the aggregate amount of monthly default interest calculated from January 1, 2001, at 19% per annum on ₩2,450 billion, with interest. Interest on the Damages has been calculated by applying 6% per annum on the monthly calculated Damages amount from the following month until the date the Company was served with court process and 20% per annum thereafter until settlement. Additional damage for delays, calculated at 19% per annum on ₩2,450 billion, is also being claimed by the Creditors from December 1, 2005, until settlement.

As of the balance sheet date, the outcome of this civil action is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot presently be determined.

Samil PricewaterhouseCoopers

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying non-consolidated financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea
October 25, 2006

This report is effective as of October 25, 2006, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
September 30, 2006 and December 31, 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2006	2005	2006	2005
Assets				
Current assets				
Cash and cash equivalents	₩ 1,551,101	₩ 1,053,552	$ 1,641,377	$ 1,114,870
Short-term financial instruments	2,211,383	3,897,931	2,340,088	4,124,795
Short-term available-for-sale securities (Note 4)	1,419,682	1,917,122	1,502,309	2,028,701
Trade accounts and notes receivable, net of allowance for doubtful account (Note 5)	2,126,035	1,496,939	2,249,772	1,584,062
Other accounts and notes receivable, net of allowance for doubtful accounts (Note 5)	712,237	842,828	753,690	891,881
Inventories, net of valuation losses (Note 6)	3,067,805	2,909,447	3,246,354	3,078,780
Short-term deferred income tax assets (Note 21)	1,111,703	907,680	1,176,405	960,508
Prepaid expenses and other current assets	1,236,079	1,197,812	1,308,021	1,267,526
Total current assets	13,436,025	14,223,311	14,218,016	15,051,123
Lease receivables under capital lease	237,598	269,179	251,426	284,846
Property, plant and equipment, including revaluations, net of accumulated depreciation (Note 9)	28,006,524	24,650,194	29,636,533	26,084,861
Long-term available-for-sale securities (Note 7)	1,179,818	977,409	1,248,485	1,034,295
Equity-method investments (Note 8)	10,101,713	8,891,880	10,689,643	9,409,397
Intangible assets, net of accumulated amortization (Note 10)	506,996	465,801	536,504	492,911
Long-term deposits and other assets, net (Note 11)	1,018,009	1,060,996	1,077,259	1,122,747
Total assets	₩ 54,486,683	₩ 50,538,770	$ 57,657,866	$ 53,480,180

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
September 30, 2006 and December 31, 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2006	2005	2006	2005
Liabilities and Shareholders' Equity				
Current liabilities				
Trade accounts and notes payable	₩ 2,333,155	₩ 1,867,185	$ 2,468,947	$ 1,975,857
Other accounts and notes payable	2,801,250	2,917,659	2,964,286	3,087,470
Accrued expenses (Note 13)	2,597,170	2,506,501	2,748,328	2,652,382
Income taxes payable	800,712	789,925	847,314	835,899
Other current liabilities	373,414	264,005	395,148	279,371
Total current liabilities	8,905,701	8,345,275	9,424,023	8,830,979
Foreign currency notes and bonds (Note 12)	88,851	95,557	94,022	101,119
Long-term advances received	382,242	505,950	404,489	535,397
Long-term accrued expenses (Note 13)	239,019	133,748	252,930	141,532
Deferred income tax liabilities (Note 21)	1,155,603	865,761	1,222,860	916,149
Accrued severance benefits, net	635,933	498,488	672,945	527,501
Other long-term liabilities	293,111	437,381	310,171	462,836
Total liabilities	11,700,460	10,882,160	12,381,440	11,515,513
Commitments and contingencies (Note 14)				
Shareholders' equity				
Capital stock (Note 15)				
Common stock	778,047	778,047	823,330	823,330
Preferred stock	119,467	119,467	126,420	126,420
Capital surplus				
Paid-in capital in excess of par value	4,403,893	4,403,893	4,660,204	4,660,204
Other capital surplus	1,964,769	1,961,422	2,079,121	2,075,580
Retained earnings (Note 16) (Net income of ₩5,580,460 million for the nine-month period ended September 30, 2006 and ₩7,640,213 million for the year ended December 31, 2005)	42,114,562	37,365,892	44,565,674	39,540,626
Capital adjustments				
Treasury stock (Note 18)	(7,567,801)	(5,970,778)	(8,008,255)	(6,318,284)
Others (Note 19)	973,286	998,667	1,029,932	1,056,791
Total shareholders' equity	42,786,223	39,656,610	45,276,426	41,964,667
Total liabilities & shareholders' equity	₩54,486,683	₩50,538,770	$ 57,657,866	$ 53,480,180

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the Three-Month and Nine-Month Periods ended September 30, 2006 and 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month periods ended September 30				For the nine-month periods ended September 30			
	2006	2005	2006	2005	2006	2005	2006	2005
Sales (Note 23)	₩15,216,475	₩14,537,986	$16,102,090	$15,384,112	₩43,283,592	₩41,938,153	$45,802,743	$44,378,998
Cost of sales (Note 23)	10,995,899	10,143,181	11,635,872	10,733,525	31,571,015	29,546,019	33,408,482	31,265,629
Gross profit	4,220,576	4,394,805	4,466,218	4,650,587	11,712,577	12,392,134	12,394,261	13,113,369
Selling,general and administrative expenses	2,371,075	2,269,644	2,509,074	2,401,739	6,831,051	6,467,445	7,228,625	6,843,857
Operating profit	1,849,501	2,125,161	1,957,144	2,248,848	4,881,526	5,924,689	5,165,636	6,269,512
Non-operating income								
Interest and dividend income	49,419	44,349	52,295	46,930	181,203	167,821	191,749	177,588
Commission income	90,221	74,898	95,472	79,257	227,719	168,664	240,972	178,480
Gain on disposal of available-for-sale securities	6,130	2,907	6,487	3,076	41,283	20,630	43,686	21,831
Gain on disposal of property, plant and equipment	22,373	7,535	23,675	7,974	66,208	33,605	70,061	35,561
Foreign exchange gains	82,199	92,403	86,983	97,781	276,145	233,745	292,217	247,349
Gain on foreign currency translation	16,734	6,817	17,708	7,214	114,045	96,393	120,683	102,003
Gain on valuation of equity-method investments (Note 8)	542,388	269,959	573,956	285,671	1,279,784	1,007,387	1,354,269	1,066,018
Others	105,941	79,102	112,106	83,705	273,293	261,365	289,199	276,577
	915,405	577,970	968,682	611,608	2,459,680	1,989,610	2,602,836	2,105,407

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the Three-Month and Nine-Month Periods ended September 30, 2006 and 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month periods ended September 30				For the nine-month periods ended September 30			
	2006	2005	2006	2005	2006	2005	2006	2005
Non-operating expenses								
Interest expenses	₩ 10,866	₩ 11,303	$ 11,498	$ 11,961	₩ 34,270	₩ 29,218	$ 36,265	$ 30,919
Loss on disposal of trade accounts and notes receivable	66,911	47,736	70,805	50,514	180,321	126,558	190,816	133,924
Donations	49,007	60,310	51,859	63,820	122,343	105,333	129,463	111,463
Loss on disposal of property, plant and equipment	3,992	1,130	4,224	1,196	25,481	5,206	26,964	5,509
Foreign exchange losses	71,503	103,989	75,665	110,041	249,142	252,542	263,642	267,240
Loss on foreign currency translation	-	12,126	-	12,832	33,951	31,292	35,927	33,113
Loss on valuation of equity-method investments (Note 8)	21,695	289,780	22,958	306,646	116,200	1,322,027	122,963	1,398,970
Others	14,672	19,651	15,526	20,794	69,206	66,619	73,234	70,496
	238,646	546,025	252,535	577,804	830,914	1,938,795	879,274	2,051,634
Net income before income tax	2,526,260	2,157,106	2,673,291	2,282,652	6,510,292	5,975,504	6,889,198	6,323,285
Income tax expense (Note 21)	339,583	273,142	359,347	289,039	929,832	898,685	983,949	950,990
Net income	₩ 2,186,677	₩ 1,883,964	$ 2,313,944	$ 1,993,613	₩ 5,580,460	₩ 5,076,819	$ 5,905,249	$ 5,372,295
Basic earnings per share (Note 22) (in Korean won and U.S.dollars)	₩ 14,700	₩ 12,419	$ 16	$ 13	₩ 37,148	₩ 33,049	$ 39	$ 35
Diluted earnings per share (Note 22) (in Korean won and U.S.dollars)	₩ 14,475	₩ 12,195	$ 15	$ 13	₩ 36,591	₩ 32,521	$ 39	$ 34

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the Three-Month and Nine-Month Periods ended September 30, 2006 and 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month periods ended September 30				For the nine-month periods ended September 30			
	2006	2005	2006	2005	2006	2005	2006	2005
Cash flows from operating activities								
Net income	₩ 2,186,677	₩ 1,883,964	$ 2,313,944	$ 1,993,613	₩ 5,580,460	₩ 5,076,819	$ 5,905,249	$ 5,372,295
Adjustments to reconcile net income to net cash provided by operating activities:								
Depreciation and amortization	1,440,614	1,290,597	1,524,459	1,365,711	4,085,107	3,750,813	4,322,865	3,969,114
Provision for severance benefits	79,623	80,182	84,257	84,849	356,833	313,719	377,601	331,978
Loss on disposal of trade accounts and notes receivable	66,911	47,736	70,805	50,514	180,321	126,558	190,816	133,924
Loss on disposal of property, plant and equipment	3,992	1,130	4,224	1,196	25,481	5,206	26,964	5,509
Gain on disposal of property, plant and equipment	(22,373)	(7,535)	(23,675)	(7,974)	(66,208)	(33,605)	(70,061)	(35,561)
Loss on disposal of available-for-sale securities	1,139	979	1,205	1,036	1,642	21,422	1,738	22,669
Gain on disposal of available-for-sale securities	(6,130)	(2,907)	(6,487)	(3,076)	(41,283)	(20,630)	(43,686)	(21,831)
Loss on foreign currency translation	-	12,126	-	12,832	33,951	31,292	35,927	33,113
Gain on foreign currency translation	(16,734)	(6,817)	(17,708)	(7,214)	(114,045)	(96,393)	(120,683)	(102,003)
Loss on valuation of equity-method investment	21,695	289,780	22,958	306,646	116,200	1,322,027	122,963	1,398,970
Gain on valuation of equity-method investment	(465,749)	(269,959)	(492,856)	(285,671)	(953,005)	(1,007,387)	(1,008,471)	(1,066,018)
Deferred income taxes	17,002	4,391	17,992	4,647	16,945	(115,829)	17,931	(122,570)
Others	50,256	85,458	53,181	90,431	244,877	248,075	259,128	262,514
	3,356,923	3,409,125	3,552,299	3,607,540	9,467,276	9,622,087	10,018,281	10,182,103

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the Three-Month and Nine-Month Periods ended September 30, 2006 and 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month periods ended September 30				For the nine-month periods ended September 30			
	2006	2005	2006	2005	2006	2005	2006	2005
Changes in operating assets and liabilities:								
Increase in trade accounts and notes receivable	₩ (392,206)	₩ (64,443)	$ (415,033)	$ (68,194)	₩ (837,976)	₩ (376,064)	$ (886,747)	$ (397,951)
Decrease (increase) in other accounts and notes payable	(177,850)	(41,087)	(188,201)	(43,478)	126,124	417,187	133,465	441,468
Increase in inventories	(71,180)	(157,216)	(75,323)	(166,366)	(378,510)	(9,634)	(400,540)	(10,195)
Increase (decrease) in trade accounts and notes payable	262,139	(57,427)	277,396	(60,769)	474,027	208,527	501,616	220,663
Increase (decrease) in other accounts and notes payable	180,319	251,492	190,814	266,129	(280,398)	42,177	(296,717)	44,632
Increase (decrease) in accrued expenses	275,729	182,971	291,777	193,620	136,656	(160,705)	144,610	(170,058)
Increase (decrease) in income taxes payable	272,939	(357,553)	288,824	(378,363)	5,070	(1,007,251)	5,365	(1,065,874)
Payment of severance benefits	(31,498)	(30,744)	(33,331)	(32,533)	(116,037)	(108,871)	(122,790)	(115,207)
Others	52,107	(73,766)	55,140	(78,060)	106,666	(350,976)	112,873	(371,404)
Net cash provided by operating activities	3,727,422	3,061,352	3,944,362	3,239,526	8,702,898	8,276,477	9,209,416	8,758,177

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the Three-Month and Nine-Month Periods ended September 30, 2006 and 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month periods ended September 30				For the nine-month periods ended September 30			
	2006	2005	2006	2005	2006	2005	2006	2005
Cash flows from investing activities								
Net decrease (increase) in short-term financial instruments	₩ (180,462)	₩ 752,337	$ (190,965)	$ 796,124	₩ 1,686,548	₩ 1,496,135	$ 1,784,707	$ 1,583,212
Proceeds from disposal of short-term available-for-sale securities	1,032,252	442,879	1,092,330	468,655	2,676,941	2,511,427	2,832,742	2,657,595
Acquisition of short-term available-for-sale securities	(990,553)	(345,120)	(1,048,204)	(365,206)	(2,068,353)	(1,725,495)	(2,188,733)	(1,825,921)
Proceeds from disposal of property, plant and equipment	81,470	30,426	86,212	32,197	274,375	136,506	290,344	144,451
Acquisition of property, plant and equipment	(2,872,916)	(2,474,255)	(3,040,123)	(2,618,259)	(7,654,687)	(7,570,651)	(8,100,198)	(8,011,271)
Proceeds from disposal of long-term available-for-sale securities	-	8,113	-	8,585	3,171	21,522	3,356	22,775
Proceeds from disposal of equity-method investments	7,176	75,013	7,594	79,379	7,242	314,855	7,663	333,180
Acquisition of long-term available-for-sale securities	(15,802)	(3,768)	(16,722)	(3,987)	(24,268)	(11,247)	(25,680)	(11,902)
Acquisition of equity-method investments	(126,471)	(147,026)	(133,832)	(155,583)	(500,689)	(801,480)	(529,830)	(848,127)
Others	(47,996)	(95,934)	(50,789)	(101,519)	(107,516)	(198,346)	(113,774)	(209,890)
Net cash used in investing activities	(3,113,302)	(1,757,335)	(3,294,499)	(1,859,614)	(5,707,236)	(5,826,774)	(6,039,403)	(6,165,898)

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the Three-Month and Nine-Month Periods ended September 30, 2006 and 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month periods ended September 30				For the nine-month periods ended September 30			
	2006	2005	2006	2005	2006	2005	2006	2005
Cash flows from financing activities								
Payments of dividends	₩ (74,387)	₩ (76,652)	$ (78,716)	$ (81,113)	₩ (831,790)	₩ (849,362)	$ (880,201)	$ (898,796)
Acquisition of treasury stock	(44,121)	(1,575,482)	(46,689)	(1,667,177)	(1,812,879)	(2,149,371)	(1,918,390)	(2,274,467)
Exercise of stock option	45,230	104,979	47,862	111,089	146,556	140,509	155,085	148,687
Net cash used in financing activities	(73,278)	(1,547,155)	(77,543)	(1,637,201)	(2,498,113)	(2,858,224)	(2,643,506)	(3,024,576)
Net increase (decrease) in cash and cash equivalents	540,842	(243,138)	572,320	(257,289)	497,549	(408,521)	526,507	(432,297)
Cash and cash equivalents								
Beginning of the period	₩ 1,010,259	₩ 792,436	$ 1,069,057	$ 838,557	₩ 1,053,552	₩ 957,819	$ 1,114,870	$ 1,013,565
End of the period	₩ 1,551,101	₩ 549,298	$ 1,641,377	$ 581,268	₩ 1,551,101	₩ 549,298	$ 1,641,377	$ 581,268

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants

1. The Company

Samsung Electronics Co., Ltd. (the "Company") was incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, LCD, telecommunication products, digital appliances and digital media products.

The Company's shares are publicly traded, and all issued and outstanding shares are listed on the Korea Stock Exchange.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards ("SKFAS"), which will gradually replace the existing financial accounting standards established by the Korean Financial and Supervisory Board. SKFAS No. 18 through No. 20 became applicable to the Company on January 1, 2006 and the Company has adopted these statements in its financial statements as of and for the nine-month period ended September 30, 2006.

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from these estimates.

Cash and Cash Equivalents, and Short-Term Financial Instruments
Cash and cash equivalents include cash on hand and in bank accounts, with original maturities of three months or less. Investments which are readily convertible into cash within four to 12 months of purchase are classified in the balance sheet as short-term financial instruments. The cost of these investments approximates fair value.

Marketable Securities
Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Trading securities are classified as current assets while available-for-sale securities and held-to-maturity securities are classified as long-term investments, except those securities that mature or are certain to be disposed of within one year, which are classified as current assets.

Cost is measured at the market value upon acquisition, including incidental costs, and is determined using the average cost method.

Available-for-sale securities are stated at fair value, while non-marketable equity securities are stated at cost. Unrealized holding gains and losses on available-for-sale securities are reported in a separate component of shareholders' equity under capital adjustments, which are to be included in current operations upon the disposal or impairment of the securities. In the case of available-for-sale debt securities, the difference between the acquisition cost after amortization using the effective interest rate method and the fair value is reported as capital adjustments.

Impairment resulting from the decline in realizable value below the acquisition cost, net of amortization, is included in current operations.

Equity-Method Investments
Investments in business entities in which the Company has control or the ability to exercise significant influence over the operating and financial policies are accounted for using the equity method of accounting.

Under the equity method, the original investment is recorded at cost and adjusted by the Company's share in the net book value of the investee with a corresponding charge to current operations, a separate component of shareholders' equity, or retained earnings, depending on the nature of the underlying change in the net book value. All significant unrealized profits arising from intercompany transactions between the Company and its equity-method investee and subsidiaries are eliminated to the extent of the Company's ownership or in full respectively.

Differences between the investment account and corresponding capital account of the investee at the date of acquisition of the investment are recorded as part of investments and are amortized over five years using the straight-line method. However, differences which occur from additional investments made after the Company has control in its subsidiaries are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

Assets and liabilities of the Company's foreign investees are translated at current exchange rates, while income and expense are translated at average rates for the period. Adjustments resulting from the translation process are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

The equity-method investments are accounted for based on unreviewed financial statements of the equity-method investees since the review procedures for most of these entities are not yet completed as of the date of this review report.

Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventory Valuation
Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method, except for materials-in-transit which are stated at actual cost as determined using the specific identification method. Losses on valuation of inventories and losses on inventory obsolescence are recorded as part of cost of sales.

Property, Plant and Equipment and Related Depreciation
Property, plant and equipment are stated at cost, except for certain assets subject to upward revaluation in accordance with the Asset Revaluation Law of Korea. The revaluation presents production facilities and other buildings at their depreciated replacement cost, and land at the prevailing market price, as of the effective date of revaluation. The revaluation increment, net of revaluation tax, is first applied to offset accumulated deficits and deferred foreign exchange losses, if any. The remainder may be credited to other capital surplus or transferred to common stock. A new basis for calculating depreciation is established for revalued assets.

Depreciation is computed using the straight-line method over the following estimated useful lives:

	Estimated useful lives
Buildings and auxiliary facilities	15, 30 years
Structures	15 years
Machinery and equipment	5 years
Tools and fixtures	5 years
Vehicles	5 years

Maintenance and Repairs
Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or extend the useful life of the related assets are capitalized.

Intangible Assets
Intangible assets are amortized on a straight-line basis over the following estimated useful lives:

	Estimated useful lives
Goodwill	5 years
Intellectual property rights	10 years
Other intangible assets	5 years

Lease Receivables
A lease which has substantially non-cancelable terms, and transfers the benefits and risks incidental to ownership from lessor to lessee is classified as a financing lease. All other leases are classified as operating leases.

Financing lease receivables are recorded at fair value. Accrued interest is recognized over the lease period using the effective interest rate method.

Discounts and Premiums on Debentures
The difference between the face amount and the proceeds upon the issuance of the debenture is treated as either a discount or premium of the debenture, which is amortized over the term of the debenture using the effective interest rate method. The discount or premium is reported in the balance sheet as a direct deduction from or addition to the face amount of the debenture. Amortization of the discount or premium is treated as part of interest expense.

Stock and Debenture Issuance Costs
Stock issuance costs are charged directly to paid-in capital in excess of par value. Debenture issuance costs are recorded as a reduction of the proceeds from the issuance of the debenture.

Government Grants
Government grants received for the development of certain technologies are recorded as accrued income, and offset against relevant development costs as they are incurred.

Accrued Severance Benefits
Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

A portion of the accrued severance benefits of the Company are funded through a group severance insurance plan with Samsung Life Insurance Co., Ltd., and the amounts funded under this insurance plan are classified as a deduction from the accrued severance benefits liability. Subsequent accruals are to be funded at the discretion of the Company.

In accordance with the National Pension Act, a certain portion of the accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits liability.

Revenue Recognition
Sales of products and merchandise are recognized upon delivery when the significant risks and rewards of ownership of goods are transferred to the buyer. Revenue from installation service contracts is recognized using the percentage-of-completion method.

Foreign Currency Translation
Assets and liabilities denominated in foreign currencies are translated into Korean won at the rate of exchange in effect on the balance sheet date. Gains and losses resulting from the translation are reflected as either income or expense for the period.

Foreign currency convertible debentures are translated at the exchange rate that will be used at the time of conversion as prescribed in the terms of such debentures.

Deferred income tax assets and liabilities
Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred income tax assets and liabilities are computed on such temporary differences by applying statutory tax rates applicable to the years when such differences are expected to be reversed. Tax assets related to tax credit and exemptions are recognized to the extent of the Company's certain taxable income.

The balance sheet distinguishes the current and non-current portions of the deferred tax assets and liabilities, whose balances are offset against each other.

Long-Term Receivables and Payables
Long-term receivables and payables that have no stated interest rate or whose interest rate is different from the market rate are recorded at their present values. The difference between the nominal value and present value of the long-term receivables and payables are amortized using the effective interest rate method with interest income or expense adjusted accordingly.

Stock-Based Compensation
The Company uses the fair-value method in determining compensation costs of stock options granted to its employees and directors. The compensation cost is estimated using the Black-Scholes option-pricing model and is accrued and charged to expense over the vesting period, with a corresponding increase in a separate component of shareholders' equity as other capital adjustments.

Earnings Per Share
Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted-average number of common shares outstanding adjusted to include the potential dilutive effect of common equivalent shares outstanding.

Provisions and Contingent Liabilities

When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

Asset Impairment

When the book value of an asset is greater than its recoverable value due to obsolescence, physical damage or an abrupt decline in the market value of the asset, the decline in value, if material, is deducted from the book value and recognized as an asset impairment loss in the current period.

Disclosure of Related Party Transactions

In accordance with SKFAS No. 20, *Related Party Disclosures*, which became applicable to the Company on January 1, 2006, the Company discloses key management compensation details and additional related party information, including transactions, outstanding balances and the nature of the relationships (Note 23). The comparative footnotes have not been restated to reflect this new disclosure requirements.

3. United States Dollar Amounts

The Company operates primarily in Korean won and its official accounting records are maintained in Korean won. The U.S. dollar amounts, provided herein, represent supplementary information solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at the rate of ₩945 to US$1, the exchange rate in effect on September 30, 2006. Such presentation is not in accordance with generally accepted accounting principles in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or at any other rate.

The 2005 U.S. dollar amounts, which were previously expressed at ₩1,013 and ₩1,038 to US$1, the rate in effect on December 31, 2005 and September 30, 2005, respectively, have been restated to reflect the exchange rate in effect on September 30, 2006.

4. Short-Term Available-For-Sale Securities

Short-term available-for-sale securities as of September 30, 2006 and December 31, 2005, consist of the following:

(In millions of Korean won)		2006		2005	Maturity
Beneficiary certificates	₩	1,025,059	₩	1,114,543	Within 1 year
Financial institution bonds		394,623		585,225	Within 1 year
Fair-value investments		-		166,199	
Others		-		51,155	
	₩	1,419,682	₩	1,917,122	

5. Accounts and Notes Receivable

Accounts and notes receivable, and with respective allowance for doubtful accounts as of September 30, 2006 and December 31, 2005, consist of the following:

(In millions of Korean won)		2006		2005
Trade accounts and notes receivable	₩	2,149,230	₩	1,513,151
Less: Allowance for doubtful accounts		(23,195)		(16,212)
	₩	2,126,035	₩	1,496,939
Other accounts and notes receivable	₩	719,017	₩	848,441
Less: Allowance for doubtful accounts		(6,663)		(5,586)
Present value discount		(117)		(27)
	₩	712,237	₩	842,828

Outstanding balance of trade accounts and notes receivable sold to financial institutions as of September 30, 2006 and December 31, 2005, are as follows:

(In millions of Korean won)		2006		2005
Export accounts and notes receivable with recourse	₩	4,638,857	₩	3,898,827
Export accounts and notes receivable without recourse		26,095		41,416
Trade notes receivable with recourse		-		2,167
Trade accounts receivable with recourse		4,198		2,652
Trade accounts receivable without recourse		51,888		16,997
	₩	4,721,038	₩	3,962,059

6. Inventories

Inventories, net of valuation losses, as of September 30, 2006 and December 31, 2005, consist of the following:

(In millions of Korean won)	2006	2005
Finished goods and merchandise	₩ 559,819	₩ 577,241
Semi-finished goods and work-in-process	1,246,808	1,108,982
Raw materials and supplies	1,147,349	1,099,965
Materials-in-transit	113,829	123,259
	₩ 3,067,805	₩ 2,909,447

As of September 30, 2006, losses on valuation of inventories, incurred when net realizable value is below cost, amounted to ₩155,956 million (December 31, 2005: ₩105,154 million).

7. Long-Term Available-For-Sale Securities

Long-term available-for-sale securities as of September 30, 2006 and December 31, 2005, consist of the following:

		2006		2005
(In millions of Korean won)	Detail	Acquisition Cost	Recorded Book Value	Recorded Book Value
Fair-value investments	(1)	₩ 320,854	₩ 1,054,467	₩ 846,388
Cost-method investments	(2)	169,108	117,866	127,559
Government and public bonds		7,923	7,322	3,299
Funds		163	163	163
		₩ 498,048	₩ 1,179,818	₩ 977,409

(1) Fair-value investments

Fair-value investments as of September 30, 2006 and December 31, 2005, consist of the following:

(In millions of Korean won, except for the number of shares owned and percentage of ownership)

	2006					2005
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Market Value	Recorded Book Value	Recorded Book Value
Samsung Heavy Industries Co., Ltd.	40,675,641	17.61	₩ 258,299	₩ 939,607	₩ 939,607	₩ 721,993
Samsung Fine Chemicals Co., Ltd.	2,164,970	8.39	45,678	59,861	59,861	71,985
The Shilla Hotels & Resorts	2,004,717	5.01	13,957	29,570	29,570	25,961
Cheil Communications Inc.	119,949	2.61	2,920	25,429	25,429	26,449
			₩ 320,854	₩1,054,467	₩1,054,467	₩ 846,388

The difference between the acquisition cost and fair value of the investments using the fair-value method is recorded under a separate component of shareholders' equity as capital adjustments.

(2) Cost-method investments

Cost-method investments as of September 30, 2006 and December 31, 2005, consist of the following:

(In millions of Korean won, except for the number of shares owned and percentage of ownership)

	Number of Shares Owned	Percentage of Ownership (%)	2006 Acquisition Cost	2006 Recorded Book Value	2005 Recorded Book Value
Related Parties					
Samsung Petrochemical Co., Ltd.	514,172	12.96	₩ 8,040	₩ 8,040	₩ 8,040
Samsung General Chemicals Co., Ltd.	1,914,251	3.91	19,143	19,143	19,143
Samsung Venture Investment Corporation	980,000	16.33	4,900	4,900	4,900
iMarketKorea Inc.	380,000	14.10	1,900	1,900	1,900
Samsung SDI Brasil Ltda.	2,025,165	0.09	3,068	55	55
International Cyber Marketing Inc. [1]	450,000	45.00	1,166	1,166	1,166
Samsung Semiconductor China R&D., Ltd. [1]	-	100.00	3,678	3,678	1,794
Hangzhou Samsung Eastcom Network Technology [2]	-	-	-	-	4,506
Samsung Telecommunications India [2]	-	-	-	-	5,175
Others [1,]			4,440	1,508	2,254
Other Companies					
Kihyup Technology Banking Corporation	1,000,000	17.24	5,000	5,000	5,000
Pusan Newport Co., Ltd.	1,135,307	1.59	5,676	5,676	5,676
Bluebird Soft Inc.	140,000	17.00	10,199	2,441	2,441
SkyLife Broadcasting	600,000	0.71	3,344	3,000	3,344
TU Media Corp.	3,015,195	6.90	15,076	15,076	15,076
Symbian Ltd.	10,359,926	4.50	31,839	31,839	31,839
Beijing T3G Technology Co., Ltd.	-	16.26	7,732	7,732	7,732
Inphi Corporation	2,732,241	6.40	4,171	4,171	4,171
Others			39,736	2,541	3,347
			₩ 169,108	₩ 117,866	₩ 127,559

[1] As of September 30, 2006, these investments in affiliated companies were not valued using the equity method due to the immateriality of their total asset balances.

[2] As of September 30, 2006, these investments in affiliated companies, which were valued using the cost method up to December 31, 2005, have been valued using the equity method as their total assets as of December 31, 2005, exceeded ₩7,000 million.

Losses on impairment of cost-method investments resulting from the decline in realizable value below the acquisition cost amounted to ₩1,150 million for the nine-method period ended September 30, 2006.

As of September 30, 2006, the Company's investment in Pusan Newport Co., Ltd. are pledged as collateral against the investee's debt.

8. Equity-Method Investments

Changes in equity-method investments for the nine-month period ended September 30, 2006 and year ended December 31, 2005, consist of the following:

(In millions of Korean won, except for the percentage of ownership)

			2006			
	Percentage of Ownership (%)	Acquisition Cost	Balance at Beginning of Period	Share of Investees' Profit (Loss)	Other Increase (Decrease)	Balance at End of Period
Samsung SDI Co., Ltd.	19.68	₩ 423,722	₩ 897,461	₩ 29,799	₩ (18,656)	₩ 908,604
Samsung Electro-Mechanics Co., Ltd.	22.80	359,237	373,051	8,928	8,236	390,215
Samsung Kwangju Electronics Co., Ltd.	94.25	192,676	541,086	17,367	-	558,453
Samsung Card Co., Ltd.	46.85	1,649,413	805,094	94,057	13,058	912,209
Samsung Techwin Co., Ltd.	25.46	211,726	179,044	29,977	(5,353)	203,668
Samsung SDS Co., Ltd.	21.27	12,753	79,187	31,731	(1,519)	109,399
Samsung Corning Co., Ltd	45.29	94,263	253,342	6,897	(781)	259,458
Samsung Corning Precision Glass Co., Ltd.	42.47	179,993	629,366	284,889	(108,878)	805,377
Samsung Thales Co., Ltd	50.00	135,000	104,520	7,761	-	112,281
Blueteck Co., Ltd.	100.00	29,993	118,408	18,406	(474)	136,340
S-LCD Corp.	50.00	1,150,000	899,271	67,706	99,792	1,066,769
Samsung Electronics America Inc.	100.00	1,062,474	367,392	91,218	275,797	734,407
Samsung Electronics Latinoamerica Panama (Zona Libre), S.A.	100.00	43,842	81,988	(9,967)	(23,308)	48,713
Samsung Electronics Hungarian RT. Co., Ltd.	100.00	48,397	179,384	83,207	(13,521)	249,070
Samsung Electronics (UK) Ltd.	100.00	187,907	222,447	18,334	(10,211)	230,570
P.T. Samsung Electronics Indonesia	99.99	56,910	122,418	10,958	(19,356)	114,020
Samsung Electronics Display (M) SDN. OMD. (HSD)	75.00	21,876	105,747	29,523	(18,259)	117,011
Samsung Asia Private Ltd.	70.00	20,454	196,852	12,652	(5,338)	204,166
Samsung (China) Investment Co., Ltd.	100.00	61,023	182,600	49,611	(3,574)	228,637
Tianjin Samsung Electronics Co., Ltd.	81.07	47,931	109,792	26,026	(46,941)	88,877
Tianjin Samsung Telecom Technology Co., Ltd.	90.00	22,434	109,995	4,380	(6,200)	108,175
Samsung Electronics Suzhou LCD Co., Ltd.	100.00	146,100	132,838	5,829	(5,810)	132,857
Samsung Japan Co., Ltd.	50.96	54,024	43,994	14,911	(10,170)	48,735
TSST Japan Co., Ltd.	49.03	150,451	52,304	(1,759)	1,659	52,204
Others		1,755,373	2,104,299	231,143	(53,944)	2,281,498
		₩ 8,117,972	₩ 8,891,880	₩ 1,163,584	₩ 46,249	₩10,101,713

(In millions of Korean won, except for the percentage of ownership)

			2005			
	Percentage of Ownership (%)	Acquisition Cost	Balance at Beginning of Year	Share of Investees' Profit (Loss)	Other Increase (Decrease)	Balance at End of Year
Samsung SDI Co., Ltd.	19.68	₩ 423,722	₩ 824,324	₩ 57,393	₩ 15,744	₩ 897,461
Samsung Electro-Mechanics Co., Ltd.	22.80	359,237	368,342	(12,260)	16,969	373,051
Samsung Kwangju Electronics Co., Ltd.	94.25	192,676	491,897	49,189	-	541,086
Samsung Card Co., Ltd.	46.85	1,649,413	750,327	(604,043)	658,810	805,094
Samsung Techwin Co., Ltd.	25.46	211,726	163,546	22,187	(6,689)	179,044
Samsung SDS Co., Ltd.	21.27	12,753	50,260	28,967	(40)	79,187
Samsung Corning Co., Ltd.	45.29	94,263	360,281	(56,318)	(50,621)	253,342
Samsung Corning Precision Glass Co., Ltd.	41.85	116,140	450,584	313,428	(134,646)	629,366
Samsung Thales Co., Ltd.	50.00	135,000	88,578	15,942	-	104,520
Blueteck Co., Ltd.	100.00	29,993	98,907	17,970	1,531	118,408
S-LCD Corp.	50.00	1,050,000	1,020,781	(121,496)	(14)	899,271
Samsung Electronics America Inc.	100.00	752,109	407,747	(23,685)	(16,670)	367,392
Samsung Electronics Latinoamerica Panama (Zona Libre) S.A.	100.00	43,842	68,841	9,194	3,953	81,988
Samsung Electronics Hungarian RT. Co., Ltd.	100.00	48,397	183,281	40,959	(44,856)	179,384
Samsung Electronics (UK) Ltd.	100.00	187,907	224,941	24,010	(26,504)	222,447
P.T. Samsung Electronics Indonesia	99.99	56,910	102,330	29,305	(9,217)	122,418
Samsung Electronics Display (M) SDN. OMD. (HSD)	75.00	21,876	81,105	37,034	(12,392)	105,747
Samsung Asia Private Ltd.	70.00	20,454	184,863	13,314	(1,325)	196,852
Samsung (China) Investment Co., Ltd.	100.00	61,023	159,968	30,580	(7,948)	182,600
Tianjin Samsung Electronics Co., Ltd.	81.07	47,931	70,664	52,348	(13,220)	109,792
Tianjin Samsung Telecom Technology Co., Ltd.	90.00	22,434	51,828	84,864	(26,697)	109,995
Samsung Electronics Suzhou LCD Co., Ltd.	100.00	145,383	128,004	4,868	(34)	132,838
Samsung Japan Co., Ltd.	50.96	54,024	42,780	15,082	(13,868)	43,994
TSST Japan Co., Ltd.	49.00	150,451	107,896	(59,947)	4,355	52,304
Others		1,710,279	1,871,136	189,956	43,207	2,104,299
		₩ 7,597,943	₩ 8,353,211	₩ 158,841	₩ 379,828	₩ 8,891,880

Financial information of significant investee companies as of and for the nine-month period ended September 30, 2006 and year ended December 31, 2005, follows:

	2006			
(In millions of Korean won)	**Assets**	**Liabilities**	**Sales**	**Net income (loss)**
Samsung SDI Co., Ltd.	₩ 5,896,997	₩ 1,230,959	₩ 3,755,553	₩ 122,965
Samsung Electro-Mechanics Co., Ltd.	2,955,819	1,202,466	1,774,304	65,330
Samsung Kwangju Electronics Co., Ltd.	839,320	244,408	1,505,056	13,369
Samsung Card Co., Ltd.	11,088,098	9,397,383	1,730,450	200,744
Samsung Techwin Co., Ltd.	1,813,224	1,005,407	2,031,381	118,000
Samsung SDS Co., Ltd.	1,103,224	466,810	1,496,309	159,164
Samsung Corning Co., Ltd.	722,433	149,492	379,743	14,134
Samsung Corning Precision Glass Co., Ltd.	2,307,312	337,980	1,482,373	688,578
Samsung Thales Co., Ltd.	356,337	130,954	325,766	15,666
Blueteck Co., Ltd.	159,688	15,360	20,475	15,235
S-LCD Corp.	2,722,067	536,553	2,989,597	125,081
Samsung Electronics America Inc.	2,204,476	1,357,367	6,632,151	108,532
Samsung Electronics Latinoamerica Panama (Zona Libre), S.A.	161,905	97,842	263,420	(2,109)
Samsung Electronics Hungarian RT. Co., Ltd.	588,108	306,891	1,104,984	101,188
Samsung Electronics (UK) Ltd.	651,936	392,972	1,821,698	29,766
P.T. Samsung Electronics Indonesia	345,695	215,903	691,323	20,447
Samsung Electronics Display (M) SDN. OMD. (HSD)	320,699	155,007	642,479	40,923
Samsung Asia Private Ltd.	955,049	635,164	3,809,218	20,531
Samsung (China) Investment Co., Ltd.	650,056	398,853	981,517	62,682
Tianjin Samsung Electronics Co., Ltd.	274,530	161,531	410,949	37,473
Tianjin Samsung Telecom Technology Co., Ltd.	779,105	590,138	2,169,793	56,738
Samsung Electronics Suzhou LCD Co., Ltd.	153,344	14,937	58,373	4,142
Samsung Japan Co., Ltd.	1,485,432	1,261,652	6,867,580	23,110
TSST Japan Co., Ltd.	394,896	358,018	1,016,574	18,013
Others	12,986,582	9,500,098	36,153,173	417,420

(In millions of Korean won)	2005			
	Assets	**Liabilities**	**Sales**	**Net income (loss)**
Samsung SDI Co., Ltd.	₩ 5,729,771	₩ 1,157,894	₩ 5,718,899	₩ 240,074
Samsung Electro-Mechanics Co., Ltd.	2,774,120	1,098,202	2,231,204	(67,291)
Samsung Kwangju Electronics Co., Ltd.	764,507	182,963	2,246,642	54,781
Samsung Card Co., Ltd.	12,838,904	11,376,815	2,417,088	(1,301,251)
Samsung Techwin Co., Ltd.	1,624,359	912,420	2,391,351	86,444
Samsung SDS Co., Ltd.	953,142	472,665	1,875,222	147,796
Samsung Corning Co., Ltd.	700,016	139,356	615,051	(144,706)
Samsung Corning Precision Glass Co., Ltd.	1,997,442	459,687	1,702,944	780,015
Samsung Thales Co., Ltd.	348,684	138,967	452,665	27,265
Blueteck Co., Ltd.	159,053	29,076	133,547	21,129
S-LCD Corp.	2,743,325	882,476	2,009,414	(213,622)
Samsung Electronics America Inc.	1,574,582	1,077,868	8,291,434	(49,752)
Samsung Electronics Latinoamerica Panama (Zona Libre) S.A.	169,885	75,720	281,813	8,127
Samsung Electronics Hungarian RT. Co., Ltd.	608,272	414,424	1,070,300	40,855
Samsung Electronics (UK) Ltd.	552,466	313,057	2,654,303	20,214
P.T. Samsung Electronics Indonesia	300,047	171,345	1,021,527	29,082
Samsung Electronics Display (M) SDN. OMD. (HSD)	262,998	112,322	912,999	48,652
Samsung Asia Private Ltd.	1,197,362	894,024	6,042,891	25,979
Samsung (China) Investment Co., Ltd.	298,128	102,342	962,878	36,890
Tianjin Samsung Electronics Co., Ltd.	244,343	104,165	607,354	70,166
Tianjin Samsung Telecom Technology Co., Ltd.	357,247	218,129	2,666,562	100,421
Samsung Electronics Suzhou LCD Co., Ltd.	157,801	19,737	65,372	5,970
Samsung Japan Co., Ltd.	1,597,270	1,376,643	8,853,077	16,031
TSST Japan Co., Ltd.	358,492	342,997	1,466,305	(92,964)
Others	10,843,204	7,672,884	43,143,487	410,166

Market value information of publicly listed investee companies as of September 30, 2006 and December 31, 2005, follows:

(In millions of Korean won)	2006		2005	
	Market Value	**Recorded Book Value**	**Market Value**	**Recorded Book Value**
Samsung SDI Co., Ltd.	₩ 724,055	₩ 908,604	₩ 1,081,441	₩ 897,461
Samsung Electro-Mechanics Co., Ltd.	690,030	390,215	680,299	373,051
Samsung Techwin Co., Ltd.	760,645	203,668	353,857	179,044

9. Property, Plant and Equipment

Property, plant and equipment as of September 30, 2006 and 2005, and its movements for the nine-month periods then ended, consist of the following:

	2006					
(In millions of Korean won)	Land	Buildings and Structures	Machinery and Equipment	Construction-In-Progress and Machinery-In-Transit	Tools and Vehicles	Total
Balance at January 1, 2006	₩ 2,573,232	₩4,813,243	₩ 12,655,057	₩ 3,919,126	₩ 689,536	₩ 24,650,194
Acquisition	94	14,221	86,086	7,504,070	50,216	7,654,687
Transfer	46,409	837,777	6,321,484	(7,388,143)	182,473	-
Disposal	(62,825)	(83,692)	(60,364)	-	(23,013)	(229,894)
Depreciation	-	(265,329)	(3,553,293)	-	(171,519)	(3,990,141)
Others	-	(314)	(5,727)	(74,568)	2,287	(78,322)
Balance at September 30, 2006	₩ 2,556,910	₩5,315,906	₩ 15,443,243	₩ 3,960,485	₩ 729,980	₩ 28,006,524

	2005					
(In millions of Korean won)	Land	Buildings and Structures	Machinery and Equipment	Construction-In-Progress and Machinery-In-Transit	Tools and Vehicles	Total
Balance at January 1, 2005	₩ 2,058,816	₩ 4,128,235	₩ 11,354,149	₩ 1,554,377	₩ 632,230	₩ 19,727,807
Acquisition	5,112	16,032	206,041	7,272,653	70,813	7,570,651
Transfer	515,364	909,456	4,973,295	(6,545,260)	147,145	-
Disposal	(4,211)	(17,921)	(75,689)	-	(7,593)	(105,414)
Depreciation	-	(213,420)	(3,300,895)	-	(156,421)	(3,670,736)
Others	-	184	(3,805)	(47,266)	928	(49,959)
Balance at September 30, 2005	₩ 2,575,081	₩ 4,822,566	₩ 13,153,096	₩ 2,234,504	₩ 687,102	₩ 23,472,349

Property, plant and equipment as of September 30, 2006 and 2005, and its movements for the three-month periods then ended, consist of the following:

	2006					
(In millions of Korean won)	**Land**	**Buildings and Structures**	**Machinery and Equipment**	**Construction-In-Progress and Machinery-In-Transit**	**Tools and Vehicles**	**Total**
Balance at July 1, 2006	₩ 2,517,031	₩ 5,310,323	₩ 14,245,809	₩ 3,846,127	₩ 705,119	₩ 26,624,409
Acquisition	13	7,563	38,528	2,810,874	15,938	2,872,916
Transfer	41,618	98,590	2,449,267	(2,675,437)	85,962	-
Disposal	(1,752)	(8,581)	(32,124)	-	(17,496)	(59,953)
Depreciation	-	(91,991)	(1,256,969)	-	(58,978)	(1,407,938)
Others	-	2	(1,268)	(21,079)	(565)	(22,910)
Balance at September 30, 2006	₩ 2,556,910	₩ 5,315,906	₩ 15,443,243	₩ 3,960,485	₩ 729,980	₩ 28,006,524

	2005					
(In millions of Korean won)	**Land**	**Buildings and Structures**	**Machinery and Equipment**	**Construction-In-Progress and Machinery-In-Transit**	**Tools and Vehicles**	**Total**
Balance at July 1, 2005	₩2,563,701	₩4,435,250	₩13,208,748	₩1,408,294	₩ 679,205	₩ 22,295,198
Acquisition	1,389	15,417	93,886	2,341,537	22,026	2,474,255
Transfer	11,281	447,778	1,005,625	(1,505,089)	40,405	-
Disposal	(1,290)	(331)	(18,499)	-	(1,785)	(21,905)
Depreciation	-	(75,754)	(1,134,320)	-	(52,771)	(1,262,845)
Others	-	206	(2,344)	(10,238)	22	(12,354)
Balance at September 30, 2005	₩ 2,575,081	₩ 4,822,566	₩ 13,153,096	₩ 2,234,504	₩ 687,102	₩ 23,472,349

10. Intangible Assets

Changes in intangible assets for the nine-month periods ended September 30, 2006 and 2005, are as follows:

	2006			
(In millions of Korean won)	Goodwill	Intellectual Property Rights	Others	Total
Balance at January 1, 2006	₩ 1,717	₩ 231,073	₩ 233,011	₩ 465,801
Acquisition [1]	-	56,292	80,045	136,337
Disposal	-	(172)	(4)	(176)
Amortization	(767)	(40,310)	(53,889)	(94,966)
Balance at September 30, 2006	₩ 950	₩ 246,883	₩ 259,163	₩ 506,996

	2005			
(In millions of Korean won)	Goodwill	Intellectual Property Rights	Others	Total
Balance at January 1, 2005	₩ 3,673	₩ 211,842	₩ 183,861	₩ 399,376
Acquisition [1]	-	57,139	71,590	128,729
Disposal	-	(60)	(171)	(231)
Amortization	(1,617)	(37,742)	(40,718)	(80,077)
Balance at September 30, 2005	₩ 2,056	₩ 231,179	₩ 214,562	₩ 447,797

[1] Acquisitions include amounts transferred from other accounts such as construction-in-progress.

Changes in intangible assets for the three-month periods ended September 30, 2006 and 2005, are as follows:

	2006			
(In millions of Korean won)	**Goodwill**	**Intellectual Property Rights**	**Others**	**Total**
Balance at July 1, 2006	₩ 1,039	₩ 237,408	₩ 252,169	₩ 490,616
Acquisition [1]	-	23,102	26,124	49,226
Disposal	-	(171)	1	(170)
Amortization	(89)	(13,456)	(19,131)	(32,676)
Balance at September 30, 2006	₩ 950	₩ 246,883	₩ 259,163	₩ 506,996

	2005			
(In millions of Korean won)	**Goodwill**	**Intellectual Property Rights**	**Others**	**Total**
Balance at July 1, 2005	₩ 2,395	₩ 227,408	₩ 205,258	₩ 435,061
Acquisition [1]	-	16,646	23,865	40,511
Disposal	-	(13)	(10)	(23)
Amortization	(339)	(12,862)	(14,551)	(27,752)
Balance at September 30, 2005	₩ 2,056	₩ 231,179	₩ 214,562	₩ 447,797

[1] Acquisitions include amounts transferred from other accounts such as construction-in-progress.

11. Long-Term Deposits and Other Assets

Long-term deposits and other assets as of September 30, 2006 and December 31, 2005, consist of the following:

(In millions of Korean won)	**2006**	**2005**
Long-term financial instruments	₩ 57	₩ 57
Long-term trade receivables, net	3,956	4,794
Long-term loans receivables, net	151,879	115,253
Long-term guarantee deposits	443,073	423,165
Long-term prepaid expenses	419,044	517,727
	₩ 1,018,009	₩ 1,060,996

12. Foreign Currency Notes and Bonds

Unsecured foreign currency notes and bonds as of September 30, 2006 and December 31, 2005, consist of the following:

(In millions of Korean won)	Due Date	2006	2005
US$ denominated straight bonds	October 1, 2027	₩ 94,520	₩ 101,300
Less: Discounts		(5,669)	(5,743)
		₩ 88,851	₩ 95,557

On October 2, 1997, the Company issued straight bonds in the amount of US$100 million at 99.85% of face value. The bonds bear interest at 7.7% per annum and will mature on October 1, 2027, with repayments to be made annually for 20 years after a ten-year grace period from the date of issuance.

13. Liability Provisions

Changes in main liability provisions for the nine-month period ended September 30, 2006, are as follows:

(In millions of Korean won)	Reference	January 1, 2006	Increase	Decrease	September 30, 2006
Warranty reserves	(A)	₩202,448	₩300,049	₩241,226	₩261,271
Royalty expenses	(B)	821,798	553,691	342,993	1,032,496
Incentives	(C)	133,579	1,013,819	126,655	1,020,743

(A) The Company accrues warranty reserves for estimated costs of future service, repairs and recalls, based on historical experience and terms of guarantees (1~4 years).

(B) The Company makes provisions for estimated royalty expenses related to technical assistance agreements that have not been settled. The timing of payment depends on the progress of the agreement.

(C) The Company introduced long-term incentive plans for its executives based on a three-year management performance criteria and has made a provision for the cumulative estimated incentive cost for the relevant periods. The incentive is expected to be paid starting 2008.

The Company granted productivity incentives and profit sharing to its employees and directors based on their performance and has made a provision for the estimated incentive cost for the nine-month period ended September 30, 2006. This incentive is expected to be paid within one year.

14. Commitments and Contingencies

(A) As of September 30, 2006, the Company is contingently liable for guarantees of indebtedness, principally for related parties, approximating ₩7,751 million and US$732.7 million on number of facilities with a maximum limit of US$1,974 million.

(B) As of September 30, 2006, the Company has a bank overdraft facility agreement with Hana Bank and six other banks with a combined maximum limit of ₩195,000 million.

(C) As of September 30, 2006, the Company has trade notes receivable discounting facilities with two banks, including Standard Chartered First Bank Korea with a combined limit of up to ₩90,000 million; a trade financing agreement with 19 banks, including Shinhan Bank for up to US$8,254 million; a credit sales facility agreement with five banks, including Woori Bank and Kookmin Bank; and an accounts receivable factoring agreement with Korea Exchange Bank for up to ₩150,000 million. In relation to the credit sales facility agreement with Woori Bank (up to ₩70,000 million) and Kookmin Bank (up to ₩200,000 million), the Company has recourse obligations on the receivables where extensions have been granted on the due dates. In addition, the Company also has collateral loan facilities on accounts receivables with four banks, including Woori Bank for up to ₩1,000,000 million.

(D) As of September 30, 2006, the Company holds a contract to sell NAND Flash Memory components to Apple computer, Inc. from 2007 to 2009. The Company received ₩505,950 million as an advance payment for the contract, and has recognized this amount as long-term advances received (including current portion).

(E) In 2002, the United States' Department of Justice Antitrust Division (the Justice Department) initiated an investigation into alleged anti-trust violations by the sellers of Dynamic Random Access Memory ("DRAM") in the United States, including Samsung Semiconductor Inc.(SSI), a US subsidiary of the Company. The Company and SSI entered into a plea agreement with the US Department of Justice on November 30, 2005, and agreed to pay US$300 million over five years. As of December 31, 2005, SSI had accrued US$ 300 million in its balance sheet.

Following the announcement of the Justice Department investigation, several civil class action cases were filed against the Company and SSI. Accordingly, SSI recognized expenses amounting to US$ 67 million related to the civil actions for the year ended December 31, 2005. SSI has recognized additional expenses amounting to US$ 93.5 million as further potential losses for the nine-month period ended September 30, 2006. The Company's management believes that, although the outcome of these cases are uncertain and the results could differ from the current estimates, the difference from the actual resolution will not have a material adverse effect on the operations or financial position of the Company.

(F) The Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd. (the "Shares"), which were previously transferred to the Creditors in connection with the petition for court receivership of SMI. The Shares were to be disposed of by December 31, 2000 and if the sales proceeds fell short of ₩2,450 billion (the "Shortfall"), the Company and the Affiliates agreed to compensate the Creditors for the Shortfall by other means, including participating in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450 billion were to be distributed to the Company and the Affiliates. In the event of non-performance to this agreement, default interest on the Shortfall was agreed to be paid to the Creditors by the Company and the Affiliates.

As of the balance sheet date, the sale of the Shares have not been completed and on December 9, 2005, the Creditors filed a civil action against Mr. Kun-Hee Lee, the chairman of the Company, the Company and 27 of the remaining Affiliates, in connection with this agreement. The Creditors are claiming from Mr. Kun-Hee Lee, the Company and 27 of the Affiliates the agreed sales proceeds amount of ₩2,450 billion together with interest of 6% per annum from January 1, 2001, until the date the Company was served with court process and 20% per annum thereafter until settlement.

In addition, the Creditors are claiming from the Company and 27 of the Affiliates damages resulting from delays amounting to ₩2,287.9 billion (the "Damages"), the aggregate amount of monthly default interest calculated from January 1, 2001, at 19% per annum on ₩2,450 billion, with interest. Interest on the Damages has been calculated by applying 6% per annum on the monthly calculated Damages amount from the following month until the date the Company was served with court process and 20% per annum thereafter until settlement. Additional damage for delays, calculated at 19% per annum on ₩2,450 billion, is also being claimed by the Creditors from December 1, 2005, until settlement.

As of the balance sheet date, the outcome of this civil action is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot presently be determined.

(G) As of September 30, 2006, the Company has been named as a defendant in 11 overseas legal actions filed by Matsushita Electric Industrial Co., Ltd., Commissariat A L'Energie Atomique, 02 Micro International Limited, St.Clair Intellectual Property Consultants Inc., Tadahiro Ohmi, Sony Ericsson Mobile Communications Inc., Orion IP, LLC., Agere systems Inc., Inter Digital Communications Corporation, Fujinon Corporation and Rambus Inc. for alleged patent infringements, and as a plaintiff in five overseas legal actions against Compal Electronics Inc., Matsushita Electric Industrial Co., Ltd, International Rectifier Corporation, Sony Ericsson Mobile Communications Inc. and Rambus Inc. for alleged patent infringements. In addition, the Company is involved in a legal action as the defendant against the creditors of Sonicblue Inc. for certain alleged debts.

Domestic legal actions involving the Company include ten cases as the plaintiff with total claims amounting to approximately ₩9,616 million and 25 cases as the defendant, excluding the Samsung Motors Inc. case mentioned in (F), amounting to approximately ₩99,119 million.

Considering the legal cases mentioned above and various other claims and proceedings pending as of September 30, 2006, the Company's management believes that, although the outcome of these matters are uncertain, the conclusion of these matters will not have a material adverse effect on the operations or financial position of the Company.

15. Capital Stock

Under its Articles of Incorporation, the Company is authorized to issue 500 million shares of capital stock with a par value of ₩5,000 per share, of which 100 million shares are cumulative, participating preferred stock that are non-voting and entitled to a minimum cash dividend of 9% of par value. In addition, the Company is authorized to issue to investors, other than current shareholders, convertible debentures and debentures with warrants with face values of up to ₩4,000 billion and ₩2,000 billion, respectively. The convertible debentures amounting to ₩3,000 billion and ₩1,000 billion are assigned to common stock and preferred stock, respectively, while the debentures with warrants amounting to ₩1,500 billion and ₩500 billion are assigned to common stock and preferred stock, respectively.

The Company is also authorized, subject to the Board of Directors' approval, to issue shares of common or preferred stock to investors other than current shareholders for issuance of depository receipts, general public subscription, urgent financing with financial institutions, and strategic alliance.

The Company is authorized, subject to the Board of Directors' approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. As of December 31, 2005, 8,310,000 shares of common stock and 1,060,000 shares of non-voting preferred stock were retired over three tranches, with the Board of Directors' approval.

The Company has issued global depositary receipts ("GDR"), representing certain shares of non-voting preferred stock and common stock, in overseas stock markets, as follows:

	Number of Shares of Stock	Number of Shares of GDR
Non-voting preferred stock	7,695,272	15,390,544
Common stock	4,251,338	8,502,678

In addition to the above issuances, there have been several conversions of foreign currency convertible bonds into GDRs and conversions of the issued GDRs into original shares of common stock or non-voting preferred stock.

As of September 30, 2006, outstanding global depositary receipts consist of 25,567,224 shares representing common stock which are equivalent to 12,783,612 common shares, and 7,759,632 shares representing preferred stock which are equivalent to 3,879,816 non-voting preferred shares.

As of September 30, 2006, exclusive of retired stocks, 147,299,337 shares of common stock and 22,833,427 shares of preferred stock have been issued. The preferred shares, which are non-cumulative and non-voting, were all issued on or before February 28, 1997, and are entitled to an additional cash dividend of 1% of par value over common stock.

The par value of capital stock differs from paid-in capital since the retirement of capital stock was recorded as a deduction from retained earnings.

16. Retained Earnings

Retained earnings as of September 30, 2006 and December 31, 2005, consist of the following:

(In millions of Korean won)	2006	2005
Appropriated		
Legal reserve [1]	₩ 450,789	₩ 450,789
Reserve for business rationalization	7,512,101	6,512,101
Reserve for improvement of financial structure [2]	204,815	204,815
Reserve for overseas market development	510,750	510,750
Reserve for overseas investment losses	164,982	164,982
Reserve for research and human resource development	18,936,458	14,936,458
Reserve for export losses	167,749	167,749
Reserve for loss on disposal of treasury stock	2,000,000	1,350,000
Reserve for capital expenditure	6,660,815	5,504,657
	36,608,459	29,802,301
Unappropriated	5,506,103	7,563,591
	₩ 42,114,562	₩ 37,365,892

[1] The Commercial Code of the Republic of Korea requires the Company to appropriate as a legal reserve, an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock by the resolution of the Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the shareholders.

[2] In accordance with the Regulation for Securities Issuance and Disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, an amount equal to at least 50% of the net extraordinary gain on disposal of property, plant and equipment and 10% of net earnings for each year, until the shareholders' equity equals 30% of total assets. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

17. Dividends

The Company declared a 10% interim cash dividend amounting to ₩74,387 million to shareholders of common and preferred stocks as of June 30, 2006. No further dividends were declared during the three-month period ended September 30, 2006.

Interim cash dividends declared as of June 30, 2006 and 2005, were calculated as follows:

(In millions of Korean won except for par value)		2006	2005
Number of shares	common shares	128,519,810 shares	132,435,367 shares
	preferred shares	20,253,734 shares	20,868,071 shares
Par value		5,000 won	5,000 won
Dividend ratio		10 %	10 %
Cash dividends	common shares	₩ 64,260	₩ 66,218
	preferred shares	10,127	10,434
		₩ 74,387	₩ 76,652

18. Treasury Stock

As of September 30, 2006, the Company holds 18,666,826 common shares and 2,579,693 preferred shares as treasury stocks recorded as a capital adjustment.

19. Other Capital Adjustments

Other capital adjustments as of September 30, 2006 and December 31, 2005, consist of the following:

(In millions of Korean won)	2006	2005
Gain on valuation of available-for-sale securities	₩ 542,809	₩ 384,309
Loss on valuation of available-for-sale securities	(450)	(23,526)
Gain on valuation of equity-method investments	492,858	498,476
Loss on valuation of equity-method investments	(616,634)	(477,416)
Stock option compensation	554,703	616,824
	₩ 973,286	₩ 998,667

20. Stock Option Plan

The Company has a stock option plan that provides for the granting of stock purchase options to employees or directors who have contributed or are expected to contribute to the management and technological innovation of the Company.

A summary of the terms of stock options granted is as follows:

	Date of the Grant							
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004	December 20, 2005
Quantity , net of forfeitures and exercises	946,256	1,382,451	608,157	85,182	254,902	560,649	10,000	10,000
Exercise price [1]	₩ 272,700	₩ 197,100	₩ 329,200	₩ 342,800	₩ 288,800	₩ 580,300	₩ 460,500	₩ 606,700
Exercise period from the date of the grant [2]	3~10 years	3~10 years	2~10 years	2~10 years	2~10 years	2~10 years	2~4 years	2~10 years

[1] The exercise price can be adjusted in the case of the issuance of new shares, stock dividends, stock splits, or stock mergers.

[2] The options can be fully vested after two years from the date of grant.

The fair value of each option grant was estimated using the Black-Scholes option-pricing model based on the date of the grant using the following assumptions:

	Date of the Grant							
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004	December 20, 2005
Risk-free interest rates	9.08%	6.04%	5.71%	6.44%	4.62%	4.60%	3.56%	4.95%
Expected stock price volatility	69.48%	74.46%	64.97%	64.90%	60.08%	43.09%	42.46%	32.71%
Expected life	4 years	4 years	3 years	3 years	3 years	3 years	3 years	3 years
Expected dividend yield	0.39%	0.89%	0.73%	0.74%	1.25%	0.73%	0.99%	1.14%

The compensation expense related to stock options amounted to ₩16,242 million for the nine-month period ended September 30, 2006, and is estimated to be ₩1,008 million for the periods thereafter.

21. Income Tax

The statutory income tax rate applicable to the Company, including resident surtax, is approximately 27.5%.

Income tax expense for the nine-month periods ended September 30, 2006 and 2005, consists of the following:

(In millions of Korean won)		2006		2005
Current income taxes	₩	916,089	₩	1,022,780
Deferred income taxes		19,461		(115,829)
Items charged directly to shareholders' equity		(5,718)		(8,266)
Income tax expense	₩	929,832	₩	898,685

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the nine-month periods ended September 30, 2006 and 2005:

(In millions of Korean won)		2006		2005
Income before tax	₩	6,510,292	₩	5,975,504
Statutory tax rate		27.5%		27.5%
Expected taxes at statutory rate		1,790,330		1,643,264
Tax credit		(733,483)		(922,127)
Others, net		(127,015)		177,548
Actual taxes	₩	929,832	₩	898,685
Effective tax rate		14.28%		15.04%

The income tax effect of temporary differences, including available tax credit carryforwards, comprising the deferred income tax assets and liabilities as of September 30, 2006, are as follows:

(In millions of Korean won)	Temporary Differences			Deferred Income Tax Assets (Liabilities)				
	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance	Current	Non-Current
Deferred tax arising from temporary differences								
Special reserves appropriated for tax purposes	₩(2,038,850)	₩ -	₩(2,038,850)	₩ (560,684)	₩ -	₩(560,684)	₩ (120,313)	₩ (440,371)
Equity-method investments	(1,280,755)	(845,798)	(2,126,553)	(287,202)	(39,114)	(326,316)	-	(326,316)
Depreciation	(684,996)	(242,459)	(927,455)	(188,374)	(66,676)	(255,050)	-	(255,050)
Capitalized interest expense	(141,647)	3,815	(137,832)	(38,953)	1,049	(37,904)	-	(37,904)
Accrued income	(219,752)	8,144	(211,608)	(60,432)	2,240	(58,192)	(58,192)	-
Accrued expenses	1,374,401	222,754	1,597,155	377,960	61,258	439,218	373,487	65,731
Deferred foreign exchange gains	25,251	(4,851)	20,400	6,944	(1,334)	5,610	-	5,610
Impairment losses on investments	55,872	(6,576)	49,296	15,365	(1,809)	13,556	-	13,556
Others	61,817	6,959	68,776	17,000	1,914	18,914	(1,807)	20,721
	₩(2,848,659)	₩ (858,012)	₩(3,706,671)	₩ (718,376)	₩(42,472)	(760,848)	193,175	(954,023)
Deferred tax assets arising from the carryforwards								
Tax credit carryforwards	₩ 929,603	₩ 40,407	₩ 970,010	₩ 897,144	₩ 25,526	922,670	922,670	-
Gain on valuation of available-for-sale securities	₩ (530,082)	₩ (218,620)	₩ (748,702)	₩ (145,772)	₩(60,121)	(205,893)	(4,148)	(201,745)
Loss on valuation of available-for-sale securities	32,450	(31,830)	620	8,924	(8,753)	171	6	165
Total	₩ (497,632)	₩ (250,450)	₩ (748,082)	₩ (136,848)	₩(68,874)	(205,722)	(4,142)	(201,580)
						₩ (43,900)	₩1,111,703	₩(1,155,603)

The Company periodically assesses its ability to realize deferred income tax assets. In the event of significant uncertainty regarding the Company's ultimate ability to realize such assets, a valuation allowance is recorded to reduce the assets to their estimated realizable value.

The Company did not recognize the income tax effect of a ₩399,301 million temporary difference resulting from the revaluation of land as the Company does not expect cash inflows from the revaluation in the foreseeable future.

The Company did not recognize the income tax effect of a ₩116,839 million temporary difference resulting from earnings arising from investments using the equity method as the Company does not expect cash inflows, such as proceeds from the disposal of, or receipts of dividends from equity-method investments, within the foreseeable future.

The income tax effect of temporary differences, including available tax credit carryforwards, comprising the deferred income tax assets and liabilities as of September 30, 2005, were as follows:

	Temporary Differences			Deferred Income Tax Assets (Liabilities)				
(In millions of Korean won)	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance	Current	Non-Current
Deferred tax arising from temporary differences								
Special reserves appropriated for tax purposes	₩(1,554,362)	₩ (524,569)	₩(2,078,931)	₩ (427,449)	₩(144,257)	₩(571,706)	₩ -	₩ (571,706)
Equity-method investments	(1,443,752)	554,573	(889,179)	(269,864)	(18,029)	(287,893)	-	(287,893)
Depreciation	(325,324)	(278,823)	(604,147)	(89,464)	(76,676)	(166,140)	-	(166,140)
Capitalized interest expense	(166,004)	19,757	(146,247)	(45,651)	5,433	(40,218)	-	(40,218)
Accrued income	(200,208)	(2,248)	(202,456)	(55,057)	(618)	(55,675)	(55,675)	-
Accrued expenses	1,112,655	175,433	1,288,088	305,980	48,244	354,224	354,224	-
Deferred foreign exchange gains	37,553	(9,966)	27,587	10,327	(2,741)	7,586	-	7,586
Impairment losses on investments	111,362	(49,539)	61,823	30,625	(13,624)	17,001	-	17,001
Others	43,154	2,797	45,951	11,866	771	12,637	1,101	11,536
	₩(2,384,926)	₩ (112,585)	₩(2,497,511)	₩ (528,687)	₩(201,497)	(730,184)	299,650	(1,029,834)
Deferred tax assets arising from the carryforwards								
Tax credit carryforwards	₩ 565,227	₩ 352,584	₩ 917,811	₩ 508,704	₩ 317,326	826,030	826,030	-
Gain on valuation of available-for-sale securities	₩ -	₩ (406,701)	₩ (406,701)	₩ -	₩ (111,843)	(111,843)	(2,467)	(109,376)
Loss on valuation of available-for-sale securities	-	5,673	5,673	-	1,560	1,560	1,494	66
Total	₩ -	₩ (401,028)	₩ (401,028)	₩ -	₩ (110,283)	(110,283)	(973)	(109,310)
						₩ (14,437)	₩1,124,707	₩(1,139,144)

22. Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Basic earnings per share for the nine-month periods ended September 30, 2006 and 2005, are calculated as follows:

(In millions of Korean won, except per share and number of share amounts)	2006	2005
Net income as reported on the statements of income	₩ 5,580,460	₩ 5,076,819
Adjustments:		
Dividends for preferred stock	(86,838)	(88,553)
Undeclared participating preferred stock dividend	(672,956)	(607,324)
Net income available for common stock	4,820,666	4,380,942
Weighted-average number of common shares outstanding	129,770,113	132,560,381
Earnings per share	₩ 37,148	₩ 33,049

Diluted earnings per share for the nine-month periods ended September 30, 2006 and 2005, are calculated as follows:

(In millions of Korean won, except per share and number of share amounts)	2006	2005
Net income available for common stock	₩ 4,820,666	₩ 4,380,942
Adjustment:		
Compensation expense for stock options	-	2,437
Net income available for common stock and common equivalent shares	4,820,666	4,383,379
Weighted-average number of shares of common stock and common equivalent shares [1] outstanding	131,745,839	134,786,250
Diluted earnings per share	₩ 36,591	₩ 32,521

Basic earnings per share for the three-month periods ended September 30, 2006 and 2005, are calculated as follows:

(In millions of Korean won, except per share and number of share amounts)	2006	2005
Net income as reported on the statements of income	₩ 2,186,677	₩ 1,883,964
Adjustments:		
Dividends for preferred stock	(25,570)	(26,075)
Undeclared participating preferred stock dividend	(272,113)	(232,133)
Net income available for common stock	₩ 1,888,994	₩ 1,625,756
Weighted-average number of common shares outstanding	128,505,577	130,913,940
Earnings per share	₩ 14,700	₩ 12,419

Diluted earnings per share for the three-month periods ended September 30, 2006 and 2005, are calculated as follows:

(In millions of Korean won, except per share and number of share amounts)	2006	2005
Net income available for common stock	₩ 1,888,994	₩ 1,625,756
Adjustment:		
Compensation expense for stock options	-	-
Net income available for common stock and common equivalent shares	₩ 1,888,994	₩ 1,625,756
Weighted-average number of shares of common stock and common equivalent shares outstanding	130,499,297	133,315,254
Diluted earnings per share	₩ 14,475	₩ 12,195

[1] Common equivalent shares

	2006		
	Number of Shares	Weight	Common Stock Equivalent
Stock options	1,975,726	273/273	1,975,726

	2005		
	Number of Shares	Weight	Common Stock Equivalent
Stock options	2,225,869	273/273	2,225,869

The number of dilutive shares of outstanding stock options is calculated by applying the treasury stock method.

Under the treasury stock method, the proceeds from the exercise of the stock options are assumed to be used to purchase common stock at the average market price. The incremental number of shares which is the difference between the number of shares assumed to be issued and the number of shares assumed to be purchased, is included in the denominator in the diluted earnings per share calculation.

Basic earnings per share and diluted earnings per share for the year ended December 31, 2005, were ₩49,970 and ₩49,128, respectively.

Basic earnings per share and diluted earnings per share for the three-month period ended March 31, 2006, were ₩12,436 and ₩12,231, respectively.

Basic earnings per share and diluted earnings per share for the three-month period ended June 30, 2006, were ₩10,033 and ₩9,877, respectively.

23. Related Party Transactions

Consolidated subsidiaries as of September 30, 2006, are as follows:

Location	Subsidiaries
Korea	Samsung Kwangju Electronics Co., Ltd.
	Samsung Card Co., Ltd.
	STECO Co., Ltd.
	SEMES Co., Ltd.
	Samsung Electronics Service Co., Ltd.
	Living Plaza
	Blueteck Co., Ltd.
	Samsung Electronics Logitech Co., Ltd.
	Secron Co., Ltd.
	S-LCD Corporation
	Samsung Electronics Hainan Fiberoptics Korea Co., Ltd. (SEHF-K)
	International Cyber Marketing, Inc.
Americas	Samsung Electronics Canada Inc. (SECA)
	Samsung Electronics America Inc. (SEA)
	Samsung Electronics Latinoamerica (Zona Libre), S.A. (SELA)
	Samsung Electronics Mexico S.A. De C.V. (SEM)
	Samsung Electronics Argentina S.A. (SEASA)
	Samsung Receivables Corporation (SRC)
	Samsung Semiconductor Inc. (SSI)
	Samsung Information Systems America Inc. (SISA)
	Samsung Telecommunications America Inc. (STA)
	Samsung International Inc. (SII)
	Samsung Austin Semiconductor, LLC. (SAS)
	Samsung Mexicana S.A. De C.V. (SAMEX)
	Samsung Electronics Latinoamerica Miami, Inc. (SEMI)
	Samsung Electronica Columbia S.A. (SAMCOL)
	Samsung Electronica Da Amazonia LTDA. (SEDA)
	SEMES America Inc.
	Samsung Electronics Chile
	Samsung Semiconductor International Inc.
	Samsung Semiconductor Mexico, S.A.DE C.V.

Location	Subsidiaries
Europe	Samsung Electronics Iberia, S.A. (SESA)
	Samsung Electronics Nordic AB (SENA)
	Samsung Electronics Hungarian RT. Co., Ltd. (SEH)
	Samsung Electronics Portuguesa S.A. (SEP)
	Samsung Electronics France S.A. (SEF)
	Samsung Electronics (UK) Ltd. (SEUK)
	Samsung Electronics Holding GmbH (SEHG)
	Samsung Electronics Italia S.P.A. (SEI)
	Samsung Electronics South Africa (Pty) Ltd. (SSA)
	Samsung Electronics Benelux B.V. (SEBN)
	Samsung Electronics Poland, SP.ZO.O (SEPOL)
	Samsung Semiconductor Europe Limited (SSEL)
	Samsung Electronics GmbH (SEG)
	Samsung Semiconductor Europe GmbH (SSEG)
	Samsung Electronics Austria Gmbh (SEAG)
	Samsung Electronics Overseas B.V. (SEO)
	Samsung Electronics Europe Logistics B.V. (SELS)
	LLC Samsung Electronics Russia (SER)
	Samsung Electronics RUS Co. (SERC)
	Samsung Electronics Slovakia s.r.o (SESK)
	Samsung Russia Service Center, Ltd. (SRSC)
	Samsung-Crosna Joint Stock Company
	Samsung Electronics Ukraine
	Samsung Telecommunications Benelux
	Samsung Electronics Manufacturing (UK) Ltd.
	Samsung Electronics Kazakhstan LLP
Asia	Samsung Yokohama Research Institute (SYRI)
	Samsung Electronics Australia Pty. Ltd. (SEAU)
	P.T. Samsung Electronics Indonesia (SEIN)
	Samsung Asia Private Ltd. (SAPL)
	Samsung Electronics Display (M) SDN.OMD. (HSD) (SDMA)
	Samsung Electronics Malaysia SDN.BHD. (SEMA)
	Samsung Vina Electronics Co., Ltd. (SAVINA)
	Samsung Gulf Electronics Co., Ltd. (SGE)
	Samsung India Electronics Ltd. (SIEL)
	Thai-Samsung Electronics Co. Ltd. (TSE)
	Samsung Electronics Philippines Corporation (SEPCO)
	Samsung Electronic Philippine Manufacturing Corp. (SEPHIL)
	Samsung Japan Co., Ltd. (SJC)
	P.T. Samsung Telecommunications Indonesia (STIN)
	Samsung Malaysia Electronics SDN BHD (SME)
	Samsung India Software Operations Pvt. Ltd. (SISO)
	Samsung Telecommunications India (STI)

Location	Subsidiaries
China	Samsung Electronics Hong Kong Co., Ltd. (SEHK)
	Samsung Electronics Taiwan Co., Ltd. (SET)
	Samsung Electronics Huizhou Co., Ltd. (SEHZ)
	Samsung Electronics (Shandong) Digital Printing Co., Ltd. (SSDP) (formerly known as Shandong-Samsung Telecommunications Co., Ltd. (SST))
	Samsung Electronics Souzhou Semiconductor Co., Ltd. (SESS)
	Souzhou Samsung Electronics Co., Ltd. (SSEC)
	Samsung (China) Investment Co., Ltd. (SCIC)
	Tianjin Samsung Electronics Co., Ltd. (TSEC)
	Tianjin Samsung Electronics Display Co., Ltd. (TSED)
	Tianjin Tongguang Samsung Electronics Co., Ltd. (TTSEC)
	Tianjin Samsung Telecom Technology Co., Ltd. (TSTC)
	Samsung Electronics Suzhou LCD Co., Ltd. (SESL)
	Samsung Electronics Suzhou Computer Co., Ltd. (SESC)
	Shanghai Samsung Semiconductor Co., Ltd. (SSS)
	Shenzhen Samsung Kejian Mobile Telecommunication Technology Co., Ltd. (SSKMT)
	Samsung Electronics Hainan Fiberoptics Co., Ltd (SEHF)
	Samsung Electronics Beijing Service Co., Ltd. (SBSC)
	Hangzhou Samsung Eastcom Network Technology Co., Ltd. (HSEN)
	Beijing Samsung Telecom. R&D Center.
	Samsung Electronics China R&D Center
	Samsung Semiconductor China R&D., Ltd.

Significant transactions with related parties for the nine-month periods ended September 30, 2006 and 2005, and the related receivables and payables as of September 30, 2006 and December 31, 2005, are as follows:

(In millions of Korean won)	2006			
	Sales	**Purchases**	**Receivables**	**Payables**
Subsidiaries				
S-LCD Corporation	₩ 703,464	₩ 1,535,600	₩ 344,926	₩ 200,674
Samsung Kwangju Electronics Co., Ltd.	21,313	1,394,440	787	384,160
Samsung Japan Co., Ltd.	2,977,952	1,556,526	27,536	198,008
Samsung Telecommunications America Inc.	961,631	246,374	13,256	97,740
Samsung Electronics Taiwan Co., Ltd.	2,715,561	399,649	63,947	31,806
Samsung Semiconductor Inc.	4,900,673	7,829	104,439	-
Samsung Asia Private Ltd.	1,724,844	664,999	11,953	36,834
Samsung Electronics Hong Kong Co., Ltd.	1,559,146	797,842	18,594	53,527
Samsung Electronics America Inc.	455,443	982,255	3,955	77,491
Samsung Semiconductor Europe GmbH	2,894,712	3,586	33,758	1,686
Samsung Electronics Overseas B.V.	1,221,184	22,796	13,631	1,838
Samsung Electronics (UK) Ltd.	1,006,810	49,657	16,439	10,112
Samsung Electronics France S.A.	744,665	5,133	829	1,695
Samsung Semiconductor Europe Limited	871,995	106	16,813	65
Samsung International Inc.	534,943	9,771	109,202	1,266
Samsung Electronics Italia S.P.A.	624,283	9,872	3,423	6,750
Tianjin Samsung Telecom Technology Co., Ltd.	1,851,775	9	66,547	8
Samsung Electronics Suzhou Computer Co., Ltd.	100,740	197,886	8,304	23,640
Others	8,107,394	2,204,822	363,247	465,437
	₩ 33,978,528	₩10,089,152	₩ 1,221,586	₩1,592,737

(In millions of Korean won)	2006			
	Sales	**Purchases**	**Receivables**	**Payables**
Equity Investees				
Samsung SDI Co., Ltd.	₩ 131,942	₩ 1,018,267	₩ 18,880	₩ 143,646
Samsung SDS Co., Ltd.	31,723	502,959	16,710	131,063
Samsung Electro-Mechanics Co., Ltd.	29,751	814,036	7,915	106,699
Samsung Corning Precision Glass Co., Ltd	605	545,271	5,165	76,527
Samsung Techwin Co., Ltd.	57,566	471,435	27,451	68,561
Seoul Commtech Co., Ltd	4,569	64,401	603	26,944
Others	8,881	160,274	25,158	39,489
	₩ 265,037	₩ 3,576,643	₩ 101,882	₩ 592,929
Others				
Samsung Corporation	₩ 24,134	₩ 1,312,685	₩ 30,734	₩ 729,250
iMarketKorea Inc.	33,931	247,532	18,432	94,986
Samsung Life Insurance Co., Ltd.	29,038	7,410	17,642	456
Cheil Communications Inc.	905	190,538	-	148,326
Samsung Everland	1,242	164,472	212,160	34,221
Samsung Heavy Industries Co., Ltd.	12,872	137,086	10,801	67,308
Samsung Fire & Marine Insurance Co., Ltd.	11,307	123,077	707	1,969
Samsung America Inc.	-	35,780	-	130,141
Samsung Deutschland GmbH	-	841,130	-	71,411
Others	86,060	238,146	12,162	77,584
	₩ 199,489	₩ 3,297,856	₩ 302,638	₩ 1,355,652

(In millions of Korean won)	2005			
	Sales	**Purchases**	**Receivables**	**Payables**
Local Companies				
Samsung Corporation	₩ 34,423	₩1,461,352	₩ 37,791	₩ 402,303
Samsung SDI Co., Ltd.	185,205	1,235,250	24,347	189,104
Samsung Kwangju Electronics Co., Ltd.	43,178	1,693,291	1,818	291,988
S-LCD Corporation	722,883	519,963	375,505	185,947
Samsung Electro-Mechanics Co., Ltd.	20,049	738,142	9,875	83,243
Living Plaza	612,092	3,854	863	14,976
Samsung SDS Co., Ltd.	27,829	434,720	10,079	128,190
Samsung Electronics Logitech Co., Ltd.	861	563,517	256	44,243
Samsung Electronics Service Co., Ltd.	149,872	190,747	64,439	102,859
Samsung Corning Precision Glass Co., Ltd	766	406,584	1,455	42,680
Samsung Techwin Co., Ltd.	20,228	362,200	16,327	51,256
Samsung Everland	741	153,652	212,021	35,754
Cheil Communications Inc.	2,034	199,767	122	200,476
iMarketKorea Inc.	36,106	200,477	14,891	93,086
Blueteck Co., Ltd.	2,031	79,028	16	7,184
Samsung Heavy Industries Co., Ltd.	5,322	113,599	6,950	32,873
Seoul Commtech Co., Ltd.	5,124	100,738	1,320	36,528
Samsung Networks Inc.	5,355	70,442	2,373	18,790
Other local companies	55,566	765,812	68,369	232,717
	₩1,929,665	₩9,293,135	₩ 848,817	₩2,194,197

(In thousands of U.S. dollars)	2005			
	Sales	**Purchases**	**Receivables**	**Payables**
Foreign Companies				
Samsung Japan Co., Ltd.	$ 2,368,944	$ 1,767,577	$ 102,846	$ 161,010
Samsung Semiconductor Inc.	4,395,432	8,812	74,038	-
Samsung Telecommunications America Inc.	1,371,661	235,201	288	207,101
Samsung Electronics Taiwan Co., Ltd.	2,438,349	253,454	5,331	20,550
Samsung Semiconductor Europe GmbH	2,665,723	-	16,846	3,284
Samsung Electronics Hong Kong Co., Ltd.	1,339,078	728,136	11,814	53,926
Samsung Asia Private Ltd.	2,169,478	516,687	16,793	50,340
Tianjin Samsung Telecom Technology Co., Ltd.	1,549,596	11	51,574	3
Samsung Electronics America Inc.	233,490	912,359	3,987	97,041
Samsung Electronics Overseas B.V.	1,295,736	20,513	22,540	12,824
Samsung Semiconductor Europe Limited	894,452	-	12,847	225
Samsung Electronics (UK) Ltd.	1,068,631	191,616	2,213	28,974
Other foreign companies	8,937,418	862,488	374,003	239,464
	$ 30,727,988	$ 5,496,854	$ 695,120	$ 874,742

As of September 30, 2006, lease receivables under capital lease amounting to ₩237,598 million (December 31, 2005: ₩269,179 million) are included in the receivables from S-LCD Corporation.

As of September 30, 2006, the balance of beneficiary certificates from Samsung Securities Co., Ltd. amounted to ₩712,818 million (December 31, 2005: ₩904,314 million).

Key Management Compensation

For the nine-month period ended September 30, 2006, the Company recognized expenses for short-term benefits of ₩16,997 million (including provision for short-term incentives), long-term benefits of ₩5,767 million and severance benefits of ₩6,315 million as key management compensation. Key management consists of registered executive officers who have the authority and responsibility in the planning, directing and controlling of Company operations.

24. Research and Development Costs

Research and development costs incurred and expensed for the nine-month periods ended September 30, 2006 and 2005, consist of the following:

(In millions of Korean won)	**2006**	**2005**
Research expenses	₩ 1,691,751	₩ 1,637,668
Ordinary development expenses	2,472,913	2,396,494
	₩ 4,164,664	₩ 4,034,162

25. Segment Information

A summary of financial data by business segment and geographic area as of and for the nine-month periods ended September 30, 2006 and 2005, follows:

	2006 Summary of Business by Segment					
(In millions of Korean won)	Digital Media	Telecom-munications	Semi-conductor	LCD	Digital Appliances	Others
Sales						
Net sales to external customers	₩ 4,852,899	₩ 13,586,919	₩ 13,659,589	₩ 8,521,680	₩ 2,293,700	₩ 368,805
Intersegment sales	37,361	3,153	1,298,096	713,461	4,384	108,911
	₩ 4,890,260	₩ 13,590,072	₩ 14,957,685	₩ 9,235,141	₩ 2,298,084	₩ 477,716
Operating profit (loss)	₩ (212,255)	₩ 1,391,893	₩ 3,370,807	₩ 343,279	₩ (36,159)	₩ 23,961
Property, plant and equipment and intangible assets	₩ 664,231	₩ 1,281,575	₩ 16,490,016	₩ 7,161,592	₩ 150,702	₩2,765,404
Depreciation and amortization	₩ 53,152	₩ 177,039	₩ 2,816,537	₩ 908,820	₩ 17,020	₩ 112,539

	2005 Summary of Business by Segment					
	Digital Media	Telecom-munications	Semi-conductor	LCD	Digital Appliances	Others
Sales						
Net sales to external customers	₩ 4,909,690	₩ 13,871,888	₩ 13,240,117	₩ 6,704,342	₩ 2,636,771	₩ 575,345
Intersegment sales	48,942	5,224	1,314,538	803,811	4,071	82,045
	₩ 4,958,632	₩ 13,877,112	₩ 14,554,655	₩ 7,508,153	₩ 2,640,842	₩ 657,390
Operating profit (loss)	₩ (113,765)	₩ 1,917,705	₩ 3,835,580	₩ 331,980	₩ (28,147)	₩ (18,664)
Property, plant and equipment and intangible assets	₩ 676,755	₩ 1,268,293	₩ 13,946,498	₩ 5,236,985	₩ 152,458	₩2,639,157
Depreciation and amortization	₩ 44,384	₩ 154,504	₩ 2,708,460	₩ 726,099	₩ 16,954	₩ 100,412

	Summary of Sales by Geographic Area				
	South Korea	Asia (excluding South Korea)	Europe	America	Africa
2006	₩ 8,057,815	₩ 19,646,916	₩ 9,232,347	₩ 6,036,538	₩ 309,976
2005	₩ 7,718,919	₩ 17,394,996	₩ 9,824,108	₩ 6,646,062	₩ 354,068

A summary of financial data by business segment and geographic area as of and for the three-month periods ended September 30, 2006 and 2005, follows:

(In millions of Korean won)	2006 Summary of Business by Segment					
	Digital Media	Telecom-munications	Semi-conductor	LCD	Digital Appliances	Others
Sales						
Net sales to external customers	₩ 1,636,130	₩ 4,710,433	₩ 4,908,287	₩ 2,996,412	₩ 832,550	₩ 132,663
Intersegment sales	11,046	1,304	422,858	202,310	1,384	56,765
	₩ 1,647,176	₩ 4,711,737	₩ 5,331,145	₩ 3,198,722	₩ 833,934	₩ 189,428
Operating profit (loss)	₩ (99,422)	₩ 522,353	₩ 1,272,004	₩ 160,902	₩ (14,751)	₩ 8,415
Property, plant and equipment and intangible assets	₩ 664,231	₩ 1,281,575	₩ 16,490,016	₩ 7,161,592	₩ 150,702	₩2,765,404
Depreciation and amortization	₩ 17,263	₩ 59,480	₩ 983,410	₩ 336,499	₩ 5,671	₩ 38,291

	2005 Summary of Business by Segment					
	Digital Media	Telecom-munications	Semi-conductor	LCD	Digital Appliances	Others
Sales						
Net sales to external customers	₩ 1,641,747	₩ 4,576,453	₩ 4,594,068	₩ 2,683,064	₩ 850,504	₩ 192,150
Intersegment sales	14,785	1,277	485,606	238,356	1,405	34,844
	₩ 1,656,532	₩ 4,577,730	₩ 5,079,674	₩ 2,921,420	₩ 851,909	₩ 226,994
Operating profit (loss)	₩ (24,808)	₩ 546,865	₩ 1,345,991	₩ 296,294	₩ (44,418)	₩ 5,237
Property, plant and equipment and intangible assets	₩ 676,755	₩ 1,268,293	₩ 13,946,498	₩ 5,236,985	₩ 152,458	₩2,639,157
Depreciation and amortization	₩ 16,334	₩ 53,847	₩ 949,483	₩ 230,824	₩ 5,873	₩ 34,236

	Summary of Sales by Geographic Area				
	South Korea	Asia (excluding South Korea)	Europe	America	Africa
2006	₩ 2,756,737	₩ 6,840,851	₩ 3,183,550	₩ 2,343,810	₩ 91,527
2005	₩ 2,640,353	₩ 6,280,001	₩ 3,327,784	₩ 2,183,993	₩ 105,855

26. Transactions Not Affecting Cash Flows

Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2006 and 2005, are as follows:

(In millions of Korean won)	2006	2005
Write-off of accounts receivables and others	₩ 1,707	₩ 456
Increase in gain on valuation of available-for-sale securities	189,571	274,517
Increase (decrease) in loss on valuation of available-for-sale securities	(16,463)	(20,784)
Decrease in gain on valuation of available-for-sale securities due to disposal	31,071	9,793
Decrease in loss on valuation of available-for-sale-securities due to disposal	995	1,617
Increase (decrease) in gain on valuation of equity-method investments	(5,618)	182,223
Increase in loss on valuation of equity-method investments	138,815	228,579
Reclassification of construction-in-progress and machinery-in-transit to other property, plant and equipment accounts	7,462,711	7,030,009
Current maturities of other long-term liabilities	178,031	66,149
Current maturities of long-term advances received	123,708	-